UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Audit and Nomination Committees

Pearson announces that Linda Lorimer will join the Company's audit committee with effect from 1 January 2014. Josh Lewis will step down from the audit committee with effect from 31 December 2013, but will continue to serve on the Company's remuneration and nomination committees.

The Company also announces that Harish Manwani, a non-executive director of the Company, has been appointed as a member of Pearson's nomination committee with effect from 6 December 2013.

This announcement is made in accordance with LR 9.6.11.

Natalie Dale
Assistant Company Secretary
Pearson plc

9 December 2013

PEARSON plc

Date: 09 December 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary